Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

November 11, 2025

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 56 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 56 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as updates to the following exhibit(s):

Exhibit C
Exhibit C was updated to reflect changes to the officers of IEX Group, Inc.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addendum currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/11/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   3 World Trade Center, 58th Floor, New York, NY 10007

3. Provide the applicant's mailing address (if different):

25004865

4. Provide the applicant's business telephone and facsimile number:

   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Rachel Barnett, Chief Legal Officer

   3 World Trade Center, 58th Floor, New York, NY 10007

7. Provide the date applicant's fiscal year ends: 12/31/25
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/11/25 (MM/DD/YY) — Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F... (Signature) — Rachel Barnett, Chief Legal Officer (Printed Name and Title)

CHRISTOPHER CONFREY
Notary Public, State of New York
No. 02CO0030259
Qualified in New York County
Commission Expires October 28, 2028

Subscribed and sworn before me this 11th day of November (Month), 2025 (Year) by Christopher Confrey (Notary Public)

My Commission expires 10/28/2028 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Investors' Exchange LLC

Date of filing: November 11, 2025

Date as of which the information is accurate: November 1, 2025

Exhibit C

Summary of changes made to Exhibit C:

- The following persons are the current officers of IEX Group, Inc.:

Name	Title
Bradley T. Katsuyama	Chief Executive Officer
Bryan Harkins	President
Ronan Ryan	Chief Operating Officer
Craig Resnick	Chief Financial Officer
Andrea Ledford	Chief People Officer
Rachel Barnett	Chief Legal Officer
Robert Park	Chief Technology Officer